                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                For JULY 12  1999

                              QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

            612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F  X
         -----                                                         -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                     No   X
    -----                  -----

                                PRESS RELEASE OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



July 12, 1999 (# 11/99)

                                     [LOGO]

July 12, 1999                                                            11/99

FOR IMMEDIATE RELEASE                                              Page 1 of 6

                   QUEBECOR PRINTING AND WORLD COLOR TO MERGE


NEW YORK - Quebecor Printing Inc. and World Color Press, Inc. announced today the signing of a definitive merger agreement pursuant to which Quebecor Printing will acquire all of the shares of Greenwich, Connecticut-based World Color Press, Inc., one of the United States' leading commercial printers, in a transaction valued at approximately US $2.7 billion. The acquisition, the largest in the history of the printing industry, makes the combined new Company, to be known as Quebecor World Inc., the largest commercial printer in the world serving customers in magazines, catalogs, books, retail inserts and circulars and specialty/direct mail printing.

The definitive merger agreement provides for the acquisition by a subsidiary of Quebecor Printing pursuant to a tender offer to purchase for cash up to
23.5 million shares of common stock representing approximately 62% of the outstanding shares of World Color to be followed by a merger with World Color.

Quebecor Printing will pay approximately US $840 million in cash under the tender offer, representing US $35.69 per share, and assume the debt of World Color in the approximate amount of US $1.3 billion. In addition, Quebecor Printing will issue approximately 23.8 million subordinate voting shares in the merger, representing a fixed exchange ratio of 1.6455 subordinate voting shares of Quebecor Printing per share of common stock of World Color. In addition, approximately US $41 million in cash and 1.2 million Quebecor Printing subordinate voting shares will be paid to World Color option holders.

The total consideration per share of World Color is equivalent to US $36.09 per share and represents a premium of 30% on the basis of the weighted average trading price of each of World Color common stock and Quebecor Printing subordinate voting shares on the New York Stock Exchange for the 20 trading days to July 9, 1999.

Quebecor Printing has entered into Lock-up Agreements with a number of World Color management shareholders, affiliates of Kohlberg Kravis Roberts & Co. as well as institutional shareholders pursuant to which such shareholders have agreed to tender their common shares representing approximately 24.5% of all outstanding common shares. The Board of Directors of World Color has determined by a unanimous vote that the offer and the merger are fair and in the best interests of World Color and its shareholders and recommended acceptance of the offer. Morgan Stanley Dean Witter Inc. has acted as a financial advisor to World Color and has rendered a fairness opinion.

The offer is subject to 50.1% of World Color shares being tendered to the offer and regulatory approvals including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Both the tender offer and the merger are expected to be completed within four months.

RBC Dominion Securities Inc. and Credit Suisse First Boston Corporation are acting as financial advisors to Quebecor Printing.

                                     [LOGO]

July 12, 1999                                                            11/99

FOR IMMEDIATE RELEASE                                              Page 2 of 6

                   QUEBECOR PRINTING AND WORLD COLOR TO MERGE


"Two of the fastest growing commercial printers have joined to create a new industry leader, committed to continued growth, sensitive to customer needs and positioned to set new highs in shareholder expectations," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "The World Color management team enjoys a stellar reputation in our industry. The fit of our two companies couldn't be better from the point of view of customers and shareholders," he said.

Robert G. Burton, Chairman and Chief Executive Officer of World Color, said, "World Color has accomplished a tremendous amount over the last ten years. We have committed to and delivered results to our customers and shareholders year after year. This merger brings together two major league teams and positions us well to continue to deliver results that benefit employees, customers and shareholders. Quebecor Printing, with its global presence and World Color, with its solid position in the US, will create a tremendous team capable of meeting the needs of our customers through the millennium. Together, our commitment to shareholders, customers and employees through strategic acquisitions, selective technology upgrades, cost control and flawless execution becomes even stronger."

Pierre Karl Peladeau, Vice Chairman of Quebecor Printing and President and Chief Executive Officer of Quebecor Inc., said, "Quebecor is proud to be at the forefront of bringing together two of the most successful printing companies in the world. No two companies are better suited to merge for the good of improved customer service and increased shareholder value."

In the new management structure, Charles Cavell will be President and Chief Executive Officer of Quebecor World. World Color President and Chief Operating Officer, Marc Reisch, will become Chairman, President and Chief Executive Officer of Quebecor Printing's and World Color's combined North American operations.

Marc Reisch stated, "This is a merger of two very focused growth companies. I look forward to pulling the talent together from both organizations to form the strongest, most responsive management group in the industry. I am confident that our customers will be significant winners when the deal is completed. "

In addition, a committee of the Office of the President made up of Charles Cavell, Pierre Karl Peladeau, Marc Reisch, Quebecor Printing Canada President Christopher Rudge and Christian Paupe, Executive Vice President of Quebecor Printing, will be created to deal with strategic issues in relation to the Company's global operations.

Robert G. Burton, Chairman and Chief Executive Officer of World Color, has elected to pursue other business interests following the completion of the tender offer. Mr. Burton will, however, become a member of the Quebecor World Board of Directors and will be an active member of the integration team merging the two companies.

                                     [LOGO]

July 12, 1999                                                            11/99

FOR IMMEDIATE RELEASE                                              Page 3 of 6

                   QUEBECOR PRINTING AND WORLD COLOR TO MERGE


                             BACKGROUND INFORMATION


THE PRINTING INDUSTRY

The United States is the largest print market in the world. With sales of over US $150 billion annually, the industry remains highly fragmented and competitive. Growth from 1992 to 1998 has been 3.8% annually. There are over 52,000 printing companies in the United States although there has been some consolidation among the top 150 firms. The top ten printing companies have revenues of over US $1 billion each, 56 companies have revenues in the range of US $100 million to US $1 billion each and 120 firms revenues from US $35 million to US $100 million each.

GLOBAL PRINT MARKET
(In millions of $US)


                        MARKET SIZE    MERGED COMPANY SALES   MERGED COMPANY RANK
                        -----------    --------------------   -------------------
United States              153,400            4,681                     #1
Europe                      90,000              845                     #1
Canada                      10,500              614                     #1
South America                8,000               98                     #2

Source : Print Forecasts, InterGraf, QPI Management, Graphic Monthly


Company restructuring will continue as printers focus on core businesses and adopt an increasingly disciplined approach to technology investment, concentrating on those technologies that customers demand and for which they are willing to sign enabling contracts. While initially seen by some as a threat, the Internet is increasingly regarded as an opportunity for printers and as a complement to printed products such as magazines, catalogs and flyers.

The merger with World Color will double Quebecor Printing's annual revenues from US customers to US $4.7 billion representing 75% of the Company's 1998 pro forma world-wide consolidated revenues of US $6.2 billion. The merger will result in increased liquidity of Quebecor Printing stock allowing easier investor access on the New York Stock Exchange and the Toronto and Montreal exchanges. At the close of the transaction, the US and Canadian portions of the Quebecor World stock's free float will be at similar levels.

                                     [LOGO]

July 12, 1999                                                            11/99

FOR IMMEDIATE RELEASE                                              Page 4 of 6


                   QUEBECOR PRINTING AND WORLD COLOR TO MERGE

QUEBECOR PRINTING

Quebecor Printing has grown twelve-fold over the past decade largely through acquisitions. In 1990, the Company became the second largest printer in the United States with the acquisition of Maxwell Graphics Holdings. It has continued its growth in the United States through a number of key strategic acquisitions including American Signature (catalogs); Eagle Lithographing, Sayers Communications and the Petty Company (direct mail and specialty); and the Franklin Division of Brown Printing (magazines and catalogs).

Quebecor Printing's growth has been marked by a strategy of geographic and product line diversification. With 115 facilities in 14 countries on four continents, Quebecor Printing is a global printer, able to serve national and international customers from a base of networked and technologically advanced printing facilities. Its North American network that services major retailers, catalog and magazine customers is among the most modern in the industry. The Company's 1998 annual revenues were US $3.8 billion and with 26,000 employees world-wide, it ranked, prior to this transaction, as the largest printer in Europe and the second largest in North America and South America. Its customers include Sears, TIME, FORTUNE, PEOPLE, SPORTS ILLUSTRATED, USA WEEKEND, PARADE, Simon & Schuster, Marks & Spencer, Christian Dior and Maclean Hunter.


WORLD COLOR

Founded in 1903, World Color operates 58 facilities in the United States and has 16,000 employees. With 1998 pro forma revenues of US $2.5 billion, the Company's three largest business segments are commercial, inserts and circulars (29%), magazines (26%), and catalogs (23%). Books (9%), direct mail (8%) and directories (5%) make up the balance of its product mix.

With a highly regarded management team, World Color has also expanded and diversified by taking advantage of the acquisition opportunities in the fragmented US print market. Since 1993, the Company has completed 25 accretive acquisitions. Its most recent acquisitions include Magna Graphics, a pre-press operation servicing customers in the educational textbook market; Dittler Brothers, a direct mail and commercial printing operation; Acme Printing, an award-winning commercial printer; Century Graphics Corporation and Great Western Publishing, both retail insert printers; and Downey Printing, a directory printer.


STRATEGY

Quebecor Printing has successfully completed over 60 acquisitions for a value of US $2.5 billion. World Color provides the best potential for synergies due to the high degree of similarity with Quebecor Printing's product mix; a similar shareholder,

                                     [LOGO]

July 12, 1999                                                            11/99

FOR IMMEDIATE RELEASE                                              Page 5 of 6

                   QUEBECOR PRINTING AND WORLD COLOR TO MERGE


customer and employee-oriented management philosophy; and a strong complementary technology asset base. The Company has superior operating margins and low sales, general and administrative costs.

A swift integration is planned upon the close of the transaction. Management believes that the merger of the two companies will result in approximately US $50 million in annual synergies, although there can be no assurance that these savings will be realized. Printing facilities will be integrated in accordance with client needs and commitments and will be linked to Quebecor Printing's North American fiber-optic network to facilitate work transfer and improve customer service and asset utilization. Sales force integration and the elimination of duplicate head office and product group functions as well as integration with Quebecor Printing's Switzerland-based world-wide procurement center will be implemented.

World Color Press, Inc. (NYSE: WRC) headquartered in Greenwich, Connecticut, is a leader in the management and distribution of print and digital media information. The Company specializes in the production and distribution of content for customers in the commercial, magazine, catalog, direct mail, book and directory markets. Founded in 1903, World Color employs over 16,500 employees and operates 58 facilities with a network of sales offices nationwide.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India. Quebecor Printing is a subsidiary of Quebecor Inc.

Quebecor Inc. (ME & TSE: QBR) is a communications holding company with revenues of over $8 billion. With business activities spread throughout North America, Europe, South America and Asia, the Company operates in five main sectors. The Company has publishing (including distribution and retail), broadcasting and multimedia activities through its subsidiaries Sun Media Corporation and Quebecor Communications Inc. Through its subsidiary Quebecor Printing Inc., it ranks as the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. Through its subsidiary Donohue Inc., it is a major integrated forest products company engaged in forest management to ensure its fiber supply, and in the manufacture and sale of newsprint, specialty papers, market pulp and wood products. Quebecor employs more than 43,000 people in 14 countries.

                                     [LOGO]

July 12, 1999                                                            11/99

FOR IMMEDIATE RELEASE                                              Page 6 of 6

                   QUEBECOR PRINTING AND WORLD COLOR TO MERGE


Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, changes in estimates of the readiness of the Company or its vendors and customers with regard to Year 2000 issues and the significance of costs thereof, and general changes in economic conditions. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.


                                    -30-


FOR FURTHER INFORMATION:
John Paul Macdonald                           James E. Lillie
Director, Corporate Communications            Executive Vice President
Quebecor Printing Inc.                        Investor Relations and Corporate
(514) 877-5317                                 Communications
(800) 567-7070                                World Color Press, Inc.
                                              (203) 532-4242

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.



                                    By:    (s)   CLAUDINE TREMBLAY
                                          ------------------------------------
                                    Name:        Claudine Tremblay
                                    Title:       Assistant Secretary




Date: July 12, 1999




                                                                   PAGE 9 OF 9